Exhibit 99.2

Consent of Abinash Moharana
WSP USA Inc.
Registration Statement on Form F-10
Standard Lithium Ltd.

I, Abinash Moharana, consent to the following in connection with the Registration Statement on Form F-10 (File No. 333-289110) of Standard Lithium Ltd. (“Registration Statement”):

(i)       the quotation, inclusion or summary of those portions prepared by me of the technical report titled “NI 43-101 Technical Report: Maiden Inferred Resource Estimate for Standard Lithium Ltd.’s Franklin Project Located in Hopkins, Franklin and Titus Counties, Texas, United States” dated November 5, 2025, (the “Technical Report”); and

(ii)       the use of and reference to my name;

in each case above where used or incorporated by reference into the Registration Statement and exhibits thereto.

/s/ Abinash Moharana
Abinash Moharana
Registered Member SME 04546443
Date: August 14, 2026